Exhibit 12.1

Home Properties, Inc.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in thousands of dollars)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Income from continuing operations	$23,787	$28,248	$32,244	$37,702	$25,365
Plus:
Fixed charges (from below)	106,770	116,138	126,692	124,684	131,029
Amortization of capitalized interest	101	130	195	375	663
Less:
Interest capitalized	(1,096)	(1,087)	(3,441)	(5,472)	(8,900)
Earnings (A)	$129,562	$143,429	$155,690	$157,289	$148,157

Fixed charges:
Interest expense, net of losses from early extinguishment (1)	105,081	114,510	122,644	118,557	121,491
Rentals (2)	593	541	607	655	638
Capitalized interest	1,096	1,087	3,441	5,472	8,900
Fixed Charges (B)	$106,770	$116,138	$126,692	$124,684	$131,029
Preferred dividends, including redemption costs (3)	6,279	5,400	3,192	-	-
Combined Fixed Charges and Preferred Dividends (C)	$113,049	$121,538	$129,884	$124,684	$131,029

Ratio of Earnings to Fixed Charges (A/B)	1.21	1.23	1.23	1.26	1.13

Ratio of Earnings to Fixed Charges and Dividends (A/C)	1.15	1.18	1.20	1.26	1.13

(1) Interest expense includes interest expense of continuing and discontinued operations.
(2) Interest component of operating leases for office space and office equipment is estimated at 33% of total lease payments.
(3) The ratio of pre-tax income to net income is 1:1, as the Company has elected to be taxed as a real estate investment trust, and as such, is generally not subject to Federal or State income tax at the corporate level.